SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549

                                      SCHEDULE 13G

                       Under the Securities Exchange Act of 1934

                                    Amendment No. 1

                               Synaptic Pharmaceutical Corporation


                                    (Name of Issuer)

                                       Common Stock


                             (Title of Class of Securities)

                                        87156R 10 9
                                     (CUSIP Number)


                 Check the following box if a fee is being paid with
                 the statement (   )   (A fee is not required only if
                                ---
                 the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

                 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 5 Pages


            CUSIP No.            87156R 10 9


            (1)  Name of Reporting Person:              Eli Lilly and Company
                 S.S. or I.R.S. Identification          35-0470950
                 No. of Above Person

            (2)  Check the Appropriate Box              (a)   (   )
                                                                ---
                 if a Member of a Group                 (b)   (   )
                                                                ---
                                                        Not Applicable

            (3)  SEC Use Only

            (4)  Citizenship or Place of                    Indiana
                 Organization

            Number of Shares        (5) Sole Voting         None
              Beneficially Owned        Power
              by Each Reporting     (6) Shared Voting       None
              Person With               Power
                                    (7) Sole Dispositive    None
                                        Power
                                    (8) Shared Disposi-     None
                                        tive Power

            (9)  Aggregate Amount Beneficially              None
                 Owned by Each Reporting Person

            (10) Check if the Aggregate Amount              Not Applicable
                 In Row (9) Excludes Certain Shares

            (11) Percent of Class Represented               -0-
                 by Amount in Row (9)

            (12) Type of Reporting Person                    CO


                                  Page 2 of 5 Pages


            Item 1(a).                  Name of Issuer

                                        Synaptic Pharmaceutical Corporation

            Item 1(b).                  Address of Issuer's Principal
                                        Executive Offices

                                        215 College Road
                                        Paramus, NJ  07652

            Item 2(a).                  Name of Person Filing

                                        Eli Lilly and Company

            Item 2(b).                  Address of Principal Business
                                        Office or, if None, Residence

                                        Lilly Corporate Center
                                        Indianapolis, IN  46285

            Item 2(c).                  Citizenship

                                        Indiana

            Item 2(d).                  Title of Class of Securities

                                        Common Stock

            Item 2(e).                  CUSIP No.

                                        87156R 10 9

            Item 3.                     Status of Filer Under Rules 13d-1(b)
                                        or 13d-2(b)

                                        Not applicable


                                  Page 3 of 5 Pages


            Item 4.                    Ownership

                                       (a)  Amount Beneficially Owned

                                            -0-

                                       (b)  Percent of Class

                                            -0-

                                       (c)  Voting and Dispositive Power

                                            Sole voting power         None


                                            Shared voting power       None

                                            Sole dispositive power    None

                                            Shared dispositive power  None

            Item 5.             Ownership of Five Percent or Less of a Class

                                If this statement is being filed to report
                                the fact that as of the date hereof the
                                reporting person has ceased to be the
                                beneficial owner of more than five percent of the class of securities, check the following ( X )
                                 ---

            Item 6. Ownership of More Than Five Percent on Behalf of Another Person

                                Not applicable

            Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

                                Not applicable

            Item 8.             Identification and Classification of
                                Members of the Group

                                Not applicable

            Item 9.             Notice of Dissolution of Group

                                Not applicable

            Item 10.            Certification

                                Not applicable


                                Page 4 of 5 Pages




                                      SIGNATURE
                 After reasonable inquiry and to the best of my
            knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           ELI LILLY AND COMPANY



                                           BY:
                                              ---------------------------
                                              Edwin W. Miller
                                              Vice President and
                                              Treasurer
            Date:  February 11, 1997